

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

James A. Bianco, M.D.
Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West
Suite 400
Seattle, Washington 98119

> **Re:** **Cell Therapeutics, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 14, 2011**
> **Revised Preliminary Proxy Statement**
> **Filed May 2, 2011**
> **File No. 001-12465**

Dear Dr. Bianco:

     We have completed our review of the above listed filings and have no further comments at this time.

     Sincerely,

     Jeffrey P. Riedler
     Assistant Director

cc: C. Brophy Christensen (O'Melveny & Myers LLP)